Exhibit 99.1

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Rio Tinto completes sale of Jacobs Ranch
1 October 2009
Rio Tinto has completed the sale of its Jacobs Ranch coal mine to Arch Coal, Inc. for a cash consideration of US$764 million, which differs from the original price of US$761 million due to slight adjustments in the closing working capital balance.
Since February 2008, Rio Tinto has announced asset sales of US$7 billion, including the Jacobs Ranch transaction. In addition, Rio Tinto received a binding offer from Amcor in August 2009 for US$2.025 billion for Alcan Packaging global pharmaceuticals, global tobacco, food Europe and food Asia divisions. During 2008, Rio Tinto announced divestments totalling US$2.9 billion. Agreed sales in 2009 comprise the Group’s interest in the Ningxia aluminium smelter in China for US$125 million, the Potasio Rio Colorado potash project in Argentina and the Regina exploration assets in Canada to Vale for US$850 million, Alcan Packaging Food Americas to Bemis Inc for US$1.2 billion, 56 per cent of the Alcan Engineered Products cable division to Platinum Equity for an undisclosed amount, the Corumbá iron ore mine in Brazil and associated river logistics to Vale for US$750 million and Alcan Engineered Products Composites division to Schweiter Technologies for US$349 million.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

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Jason Combes
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Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs available at: http://www.riotinto.com/media/photolibrary.asp